September 14, 2011

Mr. Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Xinyuan Real Estate Co., Ltd. File No. 1-33863

Form 20-F for the Fiscal Year Ended December 31, 2010

Filed April 20, 2011

Dear Mr. O’Brien:

This letter is in response to the comment letter of the Staff of the Securities and Exchange Commission dated August 26, 2011 (the “Comment Letter”) regarding the Form 20-F of Xinyuan Real Estate Co., Ltd. (the “Company”) for the fiscal year ended December 31, 2010 (the “2010 Form 20-F”).

We have addressed each of the Staff’s comments in the order presented in the Comment Letter. For ease of reference, we have included each Staff comment in bold and inserted our response after each comment.

Prior Comment 4

1.	The correlation between your substantial cash reserves and your requirements to fund near-term land acquisitions remains unclear. In this regard, we note that your December 31, 2010, real estate property balance appears abnormally high relative to annual real estate sales and that this ratio in prior years appears significantly lower. In explaining this disparity to investors, it may be useful to provide in the liquidity section a tabular presentation of your expected sources and uses of cash. This presentation, together with a narrative description of your relevant estimates and assumption, may enable investors to understand the impact of your cash management strategies on your historical and prospective operations. Please provide us with an example of your expected future disclosure.

The Company advises the Staff that the growth of the real estate property balance between December 31, 2009 and December 31, 2010 was largely due to development (construction, landscaping and other development costs) spending amounting to approximately US$222 million in 2010 for new projects, including Zhengzhou Century East A, Zhengzhou Century East B, Zhengzhou Royal Palace, and Jinan Xinyuan Splendid that were acquired in 2009. (See ITEM 4. INFORMATION ON THE COMPANY “B. Business Overview - Our Property Projects - Properties under Construction”).

The increase in the real estate property balance was also attributable to US$53.9 million of real estate property from a project for which presale activities had not yet commenced (“un-launched project”), Zhengzhou Yipinxiangshan II. Zhengzhou Yipinxiangshan II was consolidated in our financial statements as part of our acquisition of the remaining 55% of the shares of our joint venture, Jiantou Xinyuan, in November 2010.

The ratio of our real estate property under development balance to our annual real estate sales for the year ended December 31, 2010 was relatively high due to the timing of the launch of our project sales. Our real estate property balance as of December 31, 2010 included approximately US$424.2 million of balances related to un-launched projects, compared to US$230.7 million of un-launched projects as of December 31, 2009. The timing of the launch of our project sales depends primarily on whether all the presale, sales and marketing conditions have been met for any given project (See ITEM 4. INFORMATION ON THE COMPANY “B. Business Overview - Presales, Sales and Marketing”). Among the conditions to be met are that at least 25% of the total development cost must have been incurred and that certain construction milestones specified by the local government authorities must have been completed. Although we incurred development spending during the year ended December 31, 2010 for the “un-launched” projects referred to above, we could not commence sales activity on any of the projects prior to the end of the year 2010 because we had not satisfied all the necessary presale, sales and marketing conditions.

During the year ended December 31, 2010 we only launched presale activities for two projects, namely Zhengzhou Modern City, and Xuzhou Colorful Garden. Therefore, the ratio of our real estate property under development balance to our annual real estate sales for the year ended December 31, 2010 appears abnormally high. Excluding the effect of the projects for which presale activity has not commenced, the ratio of our real estate property under development balance to our annual real estate sales for the year ended December 31, 2010 is actually lower as compared to the year ended December 31, 2009.

Please see the detailed analysis in the table below:

		2009	2010

Total real estate property development completed and under development	a	561,897,269	712,055,557
Real estate sales, net of sales tax	b	441,337,677	438,791,962

Ratio of year end real estate under development balance to current year real estate sales	a/b	1.3	1.6
Carrying amount of un-launched projects in real estate property under development*	e	230,664,557	424,173,920
Adjusted ratio of year end real estate under development balance to current year real estate sales	(a-e)/b	0.8	0.7

*	Un-launched projects as of December 31, 2010 consisted of Zhengzhou Century East B, Zhengzhou Century East A, Zhengzhou Royal Palace, Jinan Xinyuan Splendid and Zhengzhou Yipingxiangshan II (assumed via Jiantou Xinyuan acquisition). Un-launched projects as of December 31, 2009 consisted of Zhengzhou Century East B, Zhengzhou Century East A, Zhengzhou Royal Palace, Zhengzhou Modern City and Xuzhou Colorful Garden.

In response to the SEC’s comment, we respectfully do not believe that providing a tabular presentation of our expected sources and uses of cash would be helpful to readers of our financial statements. In our opinion, such presentation would imply a level of certainty, which these forecasts would not possess. A number of factors that affect our expected sources and uses of cash, which are difficult to predict with reasonable accuracy include the following:

•

The number and timing of our projects depends in part on the number of land auctions that occur, whether a particular land auction meets our investment criteria and whether we are successful in winning any particular auction in which we participate. Planned auctions are not announced until approximately 20 days before the auction takes place and reliable data on which parcels will be auctioned in which cities on what dates and at what minimum bid prices is difficult to obtain before the formal auction announcement.

•

In order for us to launch pre-sales or complete sales and deliver the projects, local governments must approve construction and other milestones as well as approve the issuance of compliance and other certificates. Whether the local governments issue such approvals, whether they impose additional requirements of the issuance of such approvals and the length of time required to obtain the approvals, among other factors, affect the timing and availability of cash from or cash required for our sales activities and other operations.

•

Our ability to obtain bank financing, the ability of our customers to obtain mortgages and the availability and cost of potential land acquisitions are subject to measures implemented by the PRC government on the property development industry. PRC policies that affect the property development industry have been fluid and subject to rapid change in light of global and national economic conditions and housing prices in China over the past few years. In addition, the impact of specific regulations has had and we anticipate in the future will continue to have diverse impacts on projects in different cities and regions depending on the nature of the regulation, which is difficult to predict in advance. For example, in 2010, our Kunshan International City Garden project was more significantly affected by new home buyer residency requirements than our other projects.

We believe a qualitative narrative explanation of our cash flow management strategy including details relating to the land acquisition process in the PRC will provide the most reliable information to readers of our financial statements.

As such, in future filings, the Company will include the proposed disclosure below in “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS “B. Liquidity and Capital Resources”, using 2010 for illustrative purposes.

“A principal factor affecting our results of operations and our growth is the acquisition of land use rights in target markets. Under current regulations and market practice, land use rights for residential development purposes may be acquired from local governments through a competitive auction or other bidding process. These competitive auctions and bidding processes are typically announced 20 days before they are about to take place. To participate in these auctions, we are required to make a minimum deposit of 20-50% of the opening auction price in cash. If we are successful on our bids, we are also generally required to remit the remaining purchase price within 30 days of the auction. Further, under current regulations we are not permitted to borrow money from local banks to fund land purchases. As a result we have to fund land purchases either from cash flows from project sales or from financing transactions in foreign markets which have been and continue to be relatively expensive and not easily accessible. (See ITEM 3. KEY INFORMATION “D. Risk Factors - Our business requires access to substantial financing. Our failure to obtain adequate financing in a timely manner could severely adversely (1) restrict our ability to complete existing projects, expand our business, or repay our debts and (2) affect our financial performance and condition.”)

In conjunction with the land acquisitions, we also expect to incur material project development costs on the newly acquired land. The above cash needs can only be partially satisfied by construction loans and future cash flows from real estate projects under development in the upcoming fiscal year. To ensure that we have sufficient funds to secure attractive land parcels, which are vital to our growth strategy, we have chosen to maintain a certain level of cash reserves on hand. In addition, we are required to maintain restricted cash deposits by banks that provide loans to us and our customers. The amount of the restricted cash deposits will vary based on the amount of the related loans. As of December 31, 2010, approximately US$82 million, or 28% of our total cash balance reserve, were restricted cash.

Based on our land acquisition plans for the fiscal year 2010, we determined in early 2010 that the projected land acquisition payments combined with our debt repayments and limited financing options could result in a strained liquidity position. Therefore, we issued additional secured notes to Forum Asian Realty Income II, L.P. (“Forum”) on April 15, 2010 for US$40 million bearing an interest rate of 15.6% per annum, to provide some margin of safety in cash available to execute the land acquisition plans. (See ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS “A. Operating Results - Principal Factors Affecting Our Results of Operations - Availability and cost of financing.”)

However, due to the limited number of land auctions announced during the remainder of 2010 that satisfied our investment criteria, the uncertainties caused by additional policies issued by the PRC government to slow down the growth of residential real estate market in PRC and the effects of prior regulations felt during 2010 (See ITEM 3. KEY INFORMATION “D. Risk Factors - The PRC government has recently introduced certain policy and regulatory measures to control the rapid increase in housing prices and cool down the real estate market and may adopt further measures in the future” and “Measures implemented by the PRC government on the property development industry remain in force and further restrictive measures may be adopted in the future.”), we ultimately did not participate in any land auctions during the year ended December 31, 2010. The stated purpose of various governmental policies, which include higher down payments, higher interest rates, and residence requirements for apartment purchases, was to reduce speculation in the housing market by investors. One effect of these policies has been a reduction in the number of qualified buyers of residential apartments which resulted in lower home prices in many residential markets in the PRC. Further, the number of land auctions held by the government decreased significantly starting in the second half of 2010. However, we expect to participate actively in land auctions once we have more clarity on the impact of the government policies and when attractive land parcels that satisfy our investment criteria are made available at reasonable prices.”

2.	Please explain the expected impact of government policies to “slow down the growth of the residential real estate market in PRC” on the frequency and volume of future land auctions of the types of properties you desire in the near term. Explain how your expectations have influenced your cash management strategy.

In April 2010, February 2011, and July 2011, the PRC government issued policies to slow down the growth of the residential real estate market in PRC (See ITEM 3. KEY INFORMATION “D. Risk Factors - The PRC government has recently introduced certain policy and regulatory measures to control the rapid increase in housing prices and cool down the real estate market and may adopt further measures in the future” and “Measures implemented by the PRC government on the property development industry remain in force and further restrictive measures may be adopted in the future”). The stated purpose of these policies, which included higher down payments, higher interest rates, and residence requirements for apartment purchases, was to reduce speculation in the housing market by investors. The net effect of these policies has been reduction in the number of qualified buyers of residential apartments which resulted in lower home prices in many residential markets in the PRC. Moreover, the quantity of land auctions has dropped since the second half of 2010 both as an absolute number and in terms of land auctions that met our land acquisition criteria. As a result of the above factors and the uncertainty caused by governmental policies, the Company did not participate in land auctions from the first quarter of 2010 through the start of the third quarter of 2011.

Proceeds from the sale of land use rights are an important source of funds for a local government’s operating budget. We believe that there is pressure for local governments in China to hold more land auctions in the remainder of 2011 and early 2012. Since the second quarter of 2011, we have observed a reduction in land auction prices which have led us to participate in two auctions thus far in the third quarter of 2011. However, we lost both auctions to higher bidders. Nonetheless, in order to maintain a pipeline of land available for development necessary to meet our growth strategy, the Company intends to actively participate in future land auctions in this second half of 2011 and early 2012, assuming that the land meets our land acquisition criteria.

3.	Please further clarify for us the business purpose of the April 2010 $40 million financing. We understand that in April 2010 the government issued policies reflecting a desire to slow the growth of the residential real estate market so it remains unclear why this financing was necessary in light of market conditions and your existing cash reserves. Quantify the impact on your liquidity position had you not borrowed the $40 million. Clarify how the $40 million was actually used. Explain why your existing cash reserves could not be used to satisfy your payment obligations.

The Company advises the staff that an aggregate principal amount of US$75 million in floating rate notes was coming due in April 2010. In addition, the holder of our convertible note in the aggregate principal amount of US$25 million had a put option right as of June 15, 2010 to require us to repurchase the note at 120% of the principal amount (or US$30 million), which right we anticipated the holder would probably exercise. Accordingly, we anticipated having to pay an aggregate of US$105 million during the first half of 2010 in respect of outstanding debt. As a holding company, we conduct all of our business and operations through our subsidiaries in China. The PRC tax rules and currency regulations limit our PRC subsidiaries’ ability to distribute profits to us, as an offshore holding company. (See ITEM 3. KEY INFORMATION “D. Risk Factors - Dividends we receive from our PRC subsidiaries located in the PRC may be subject to PRC withholding tax”)

In anticipation of these repayments obligations and in light of anticipated land acquisition expenditures by our PRC operating entities, amounting to US$400 million for the remainder of 2010, we concluded that our cash reserves might not be sufficient to satisfy all of our anticipated financing needs for those activities. When we were formulating our cash management strategy in the beginning of 2010, there were few indications as to what sort of additional restrictive policies that the PRC government would issue, if any, or that and to what extent such policies would impact government land auction activity. As discussed above, Chinese bank financing is not available to fund land acquisition costs. Consequently, the Company engaged an investment bank to explore the possibility of a debt offering ranging from US$100 million to US$150 million, the proceeds of which would have been used to repay the maturing notes and support additional land acquisition depending on the amount raised. Given global financial conditions, uncertainty about the status of the Chinese real estate market, and other factors, there was insufficient investor interest for a transaction of that size at that time. An alternative, commonly used financing vehicle used by Chinese real estate developers is project financing. While the Company explored several potential project financing opportunities prior to and around the time of the Forum transaction, the Company did not pursue any of the opportunities because, among other reasons, they would have required giving the investors significant control over the projects as well as guaranteed high rates of return on investment. Accordingly, the Company explored the possibility of rolling over a portion of its existing debt. Forum, one of the bondholders, indicated interest involving minimal diligence and other transaction costs, but at a higher yield. Given the circumstances, including the maturing debt and 2010 land acquisition objectives, the Company proceeded with the Forum placement on April 15, 2010 (before the government issued its first of series of restrictive residential real estate price policies on April 17, 2010) but at a lower offering of US$40 million.

Forum was also the holder of US$30 million principal amount of our floating rate notes. The US$40 million purchase price for the new notes was paid by Forum by (a) offsetting the purchase price by the amount we owed to Forum for the repayment of its floating rate note and (b) payment of US$10 million in cash. A significant portion of the cash payment was used to partially fund the repayment of the convertible note.

If the US$40 million had not been borrowed, the Company’s cash and cash equivalents would have decreased by approximately US$40 million due to the need to repay the floating rate notes and convertible note. We do not believe there would have been a material impact on our liquidity position had we not borrowed the US$40 million as we ended up not purchasing any new land parcels. However, had we been active in land auctions during the remainder of 2010, the reduction in cash might have had a negative effect on our land parcel acquisitions and our underlying growth.

4.	Please clarify how the $40 million financing served to minimize your overall cost of capital. It is unclear how you determined that your cost of capital could not have been lowered via alternative lending sources and/or through selective debt repayments using your substantial cash reserves. Explain how you determined that no financing was available at an effective rate lower than the 19% incurred on the Forum financing. It appears that the borrowing rates on your other debt agreements are significantly less.

The Company advises the staff that the US$40 million did not minimize the Company’s overall cost of capital. In our previous response we stated that “Forum, one of the bondholders, indicated interest involving minimal diligence and other transaction costs, but at a high coupon and warrant rate. Given the circumstances, including the maturing debt and 2010 land acquisition objectives, the Company proceeded with the Forum placement but for a lower amount of money, US$40 million, to minimize the impact on the overall cost of capital while preserving some margin of safety in executing the land acquisition plans.” The wording, “to minimize the impact on the overall cost of capital” was in reference to the fact that we only borrowed US$40 million as compared to our target of US$100-150 million thereby reducing the Company’s total costs, in US$ terms, from what it would have been had we borrowed the full target amount at 19%. The Company recognizes that, after execution of the new US$40 million note, our total cost of capital, as a rate, was higher than it had been before the repayment of maturing notes and bonds. As such, we are withdrawing the phrase “to minimize the impact on the overall cost of capital” from our prior response.

RMB denominated loans are available at an effective rate lower than 19%. However, according to PRC law, real estate developers cannot borrow money to buy land and PRC banks cannot lend money to real estate developers to buy land (See ITEM 3. KEY INFORMATION “D. Risk Factors - Our business requires access to substantial financing. Our failure to obtain adequate financing in a timely manner could severely adversely (1) restrict our ability to complete existing projects, expand our business, or repay our debts and (2) affect our financial performance and condition.”). Therefore, we are limited to funding any of our land purchases by one of two ways:

i.	cash flows from project sales; or

ii.	funds from overseas capital raising in the form of bonds, notes or equity offerings.

As noted in our response to Question 3 above, we had anticipated debt in the amount of US$105 million coming due in the first half of 2010. Other than potentially refinancing a portion of such debt, we could not avoid or selectively repay such debt. As discussed above, we evaluated alternative sources of financing with the help of financial advisors before executing the US$40 million note.

Prior Comment 12

5.	In future filings, please classify inter-company loan activity as financing transactions on your Statements of Cash Flows. See ASC 830-230-55-2.

In future fillings, the Company will disclose inter-company loan activity as financing transactions in Note 21 “Condensed financial information of the Company- Statement of cash flows” of our Form 20-F.

August 9, 2011 Form 6-K

6.	Please explain to us in detail why your reported gross margin increased from 21.3% at June 30, 2010, to 29.8% at June 30, 2011. Identify the specific business, economic and competitive factors that have precipitated the increase in your gross margin. This type of disclosure should also be provided in future filings.

The Company advises the Staff that the main reasons gross margin increasing from 21.3% at June 30, 2010, to 29.8% at June 30, 2011 were as follows:

a) Average selling prices of active projects in the second quarter of 2011 increased 4.6% from the corresponding period in the prior year. A primary driver of the ASP increase was our Zhengzhou Modern City project located in Henan province where strong customer demand due to its premium location enabled price increases of 21.9% from the second quarter of 2010 to the second quarter of 2011. All but one of the remaining active projects in the second quarter of 2010 enjoyed price increases in excess of 15% over the ensuing 12 months.

b) New projects introduced between the second quarter of 2010 and the second quarter of 2011 commanded stronger gross margins than those projects already active in the second quarter of 2010. Specifically, Jinan Xinyuan Splendid, Zhengzhou Yinpingxiangshan II, Xuzhou Colorful Garden, and Zhengzhou Century East B enjoyed gross margins ranging from 26% to 33%, which exceeded the 21.3% average gross margin of projects active in the second quarter of 2010. The main reason for the higher margins of the aforementioned projects was the attractive pricing secured on the related land parcels, acquired in late 2009.

The Company notes the Staff’s comment and in future fillings, the Company will provide such disclosure.

* * * * *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•

the comments of the Staff of the Securities and Exchange Commission (the “Commission”) or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Should you have any questions about the responses in this letter, kindly contact the undersigned at 86-10-8588-9390 or via email at tom.gurnee@xyre.com.

Very truly yours,

/s/ Thomas Gurnee

Thomas Gurnee

Chief Financial Officer

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